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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FMK FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1942 YOHO ST.
(No. and Street)

NEW CASTLE (City) PA (State) 16101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK M KASEVIC 724/654-9620
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zona, Louis CPA
(Name — *if individual, state last, first, middle name*)

2671 Darlington Road (Address) Beaver Falls (City) PA (State) 15010 (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, FRANK M KASEVIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMK FINANCIAL SERVICES, INC., as of 12-31-, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Pa
County of Lawrence
Sworn to and subscribed
to 2-15-02

Frank M Kasevic
Signature

President
Title

NOTARIAL SEAL
SCOTT A. KORBA, Notary Public
New Castle, Lawrence County
My Commission Expires July 8, 2002

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMK Financial Services, Inc.
Financial Statements
December 31, 2001

FMK Financial Services, Inc.
Financial Statements
December 31, 2001

Table of Contents

LOUIS ZONA

MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT
WWW.ZONACPA.COM

2671 DARLINGTON ROAD
BEAVER FALLS, PA 15010
(724) 843-8380
FAX (724) 843-2857

101 N. MAIN STREET
ZELIENOPLE, PA 16063
(724) 452-3399

Independent Auditor's Report

To the Board of Directors
FMK Financial Services, Inc.

I have audited the accompanying balance sheet of FMK Financial Services, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMK Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Louis Zona, CPA

January 17, 2002

FMK Financial Services, Inc.
Balance Sheet
December 31, 2001

Assets

Current Assets:		
Cash		$ 10,091
Property, Plant and Equipment:		
Office Furniture and Equipment	$ 828	
Less Accum. Depreciation	(828)	-0-
Total Assets		$ 10,091

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Balance Sheet
December 31, 2001

Liabilities and Equity

Total Liabilities		$ -0-
Equity:		
Capital Stock 10,000 shares authorized, issued and outstanding	$ 10,000	
Paid-In Capital	2,158	
Retained Earnings	(2,067)	
Total Equity		10,091
Total Liabilities and Equity		$ 10,091

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Retained Earnings
For the Year Ended December 31, 2001

Balance at Beginning of Year	$ (2,024)
Net Income or (Loss)	(43)
Balance at End of Year	$ (2,067)

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Income Statement
For the Year Ended December 31, 2001

Revenues:		
Commissions - Trailer	$ 7,718	
Commissions - Limited Partnerships	13,560	
Commissions - Mutual Funds	8,945	
Total Revenues		$ 30,223
Operating Expenses:		
Advertising	1,365	
Bank Service Charges	120	
Dues & Publications	1,371	
Leases	14,800	
Legal & Professional Fees	750	
Miscellaneous	65	
Office Expenses	1,383	
Taxes	372	
Telephone	1,025	
Travel & Entertainment	8,307	
Utilities	708	
Total Cost of Operations		30,266
Net Income (Loss)		$ (43)

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Shareholder's Equity
For the Year Ended December 31, 2001

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2000	10,000	$ 10,000	$ 2,158	$ (2,024)	$ 10,134
Net Income (Loss) For the Period				(43)	(43)
Balance as of December 31, 2001	10,000	$ 10,000	$ 2,158	$ (2,067)	$ 10,091

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Increase (Decrease) in Cash and Equivalents:	
Cash Flows from Operating Activities:	
Net Income or (Loss)	$ (43)
Net Increase (Decrease) in Cash and Equivalents	(43)
Cash and Equivalents at Beginning of Year	10,134
Cash and Equivalents at End of Year	$ 10,091

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Notes to Financial Statements
December 31, 2001

Note 1: Entity

a. Nature of Operations:

FMK Financial Services, Inc. is incorporated under the laws of the Commonwealth of Pennsylvania with its principal office in New Castle, Pennsylvania. The Company operates as a broker-dealer in stocks, bonds and other securities. It began operations on February 21, 1988.

Note 2: Summary of Significant Accounting Policies

a. Operating Cycle:

The Company operates on a calendar year cycle.

b. Basis of Accounting:

The Company prepares its financial statements on the cash basis of accounting. Under this basis, revenues are recognized when received rather than when earned and expenses generally are recognized when paid rather than when incurred. Consequently, accounts receivable, trade accounts payable and prepaid and accrued expenses are not included in the accompanying financial statements. The differences between the Company's account balances on the cash basis and generally accepted accounting principles is immaterial.

c. Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. There was no depreciation expense for the year.

d. Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

e. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

LOUIS ZONA

2671 DARLINGTON ROAD
BEAVER FALLS, PA 15010
(724) 843-8380
FAX (724) 843-2857

MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT
WWW.ZONACPA.COM

101 N. MAIN STREET
ZELIENOPLE, PA 16063
(724) 452-3399

Board of Directors
FMK Financial Services, Inc.

In planning and performing my audit of the financial statements of FMK Financial Services, Inc. for the year ended December 31, 2001, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with Generally Accepted Accounting Principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

LOUIS ZONA
MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structures, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.



Louis Zona, CPA
Beaver Falls, Pennsylvania

January 17, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FMK Financial Services, Inc. as of December 31, 2001

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 10,091	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			10,091	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 10,091	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 10,091	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 10,091	3750

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